UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
March 30, 2015

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933 AND
THE SECURITIES EXCHANGE ACT OF 1934

Aramark
File No. 333-194077

Aramark Services, Inc.
File Nos. 333-194077-147, 001-04762 & 001-16807

CF#32127

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   Aramark (f/k/a ARAMARK Holdings Corporation) and Aramark Services, Inc. (f/k/a ARAMARK Corporation) submitted an application under Rule 406 of the Securities Act and Rule 24b-2 of the Securities Exchange Act requesting an extension of prior grants of confidential treatment for information it excluded from the Exhibits to a Forms S-1 filed on February 21, 2014, as amended, and Forms 10-Q filed February 7, 2007 and May 12, 2011.

   Based on representations by Aramark and Aramark Services, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

Aramark:
Exhibit 10.71 to Form S-1 filed February 21, 2014   through March 31, 2020

Aramark Services, Inc.:
Exhibit 10.71 to Form S-1 filed February 21, 2014 through March 31, 2020
Exhibit 10.1 to Form 10-Q filed February 7, 2007 through March 31, 2020
Exhibit 10.1 to Form 10-Q filed May 12, 2011   through March 31, 2020

   For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

            Brent J. Fields
            Secretary